NET EXPRESSIONS, INC.
                         222 LAKEVIEW AVENUE, SUITE 160
                         WEST PALM BEACH, FLORIDA 33401





                                        12 January 2000



United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


RE:      Net Expressions, Inc.
         File No.  0-28091


Dear Ms.  Walker:


         Net Expressions, Inc. respectfully requests that it's Form 10-SB, voluntarily filed November 15, 1999 be withdrawn effective immediately. The Company has changed its business plans, and is not required to be a reporting company, therefore, will not need the benefits and burdens of reporting based upon proposed changes and respectfully requests such relief prior to becoming effective.


                                        Very truly,

                                        /s/ Kevin S.  Slowick
                                        -----------------------
                                        Kevin S.  Slowick
                                        President, CEO

DFM/cvp

File: Mintmire & Associates